

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

October 14, 2016

Garo H. Armen
Chief Executive Officer
Protagenic Therapeutics, Inc.
149 Fifth Avenue
New York, New York 10010

> **Re:** **Protagenic Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 16, 2016**
> **File No. 333-213671**

Dear Mr. Armen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your shares are presently quoted on the OTC pink marketplace. We do not consider this to be an existing trading market for purposes of conducting an at the market offering under Rule 415 or for meeting the requirement to provide an offering price as required by Item 501 of Regulation S-K. Please revise your prospectus to set a fixed price at which selling security holders will offer and sell their shares. Additionally, please clearly disclose that the shares will be sold at a fixed price until the common stock becomes quoted on the OTC Bulletin Board, OTCQX, OTCQB or listed on a national securities exchange. Please make the appropriate revisions on the front cover page of the prospectus, summary and plan of distribution section.   Refer to Item 16 of Schedule A to the Securities Act and Item 501(b)(3) of Regulation S-K.

2. Please revise your disclosure to provide the information required by Item 506 of Regulation S-K. Refer to Item 6 of Form S-1.

Prospectus Summary

Our Company

The Opportunity, page 9

3. Please provide copies of source material, appropriately marked to highlight the sections relied upon, for the references you make to third-party sources for statistical, qualitative and comparative statements throughout your prospectus. For example, you cite research from "BCC Research" that states global sales of anxiolytic and antidepressant drugs in the US were $69 billion in 2013 and are projected to grow to nearly $77.1 billion by 2018, that the market for antidepressant drugs is the largest growing segment of the central nervous system pharmaceutical sector, and that in 2006 global sales of antidepressants peaked at US$22 billion capitalizing on serendipitous discoveries. Also, tell us whether these reports are publicly available without cost or at a nominal expense to investors.

Selling Stockholders, page 26

4. You state here and on your prospectus cover page that certain of your selling stockholders "who are identified as broker-dealers in the footnotes to the selling stockholder table…are deemed underwriters," however, it does not appear that you identify any of your selling stockholders as broker-dealers. By contrast, we note that you identify some of your selling stockholders as affiliates of broker-dealers. Please advise as to the purpose of the quoted language in light of your disclosure.

5. With a view to assessing the secondary nature of this offering, please disclose Strategic Bio Partners, LLC's relationship, if any, to your company and how they acquired shares of your company.

Market for Common Equity and Related Stockholder Matters

Market Information, page 32

6. Please revise to provide the range of high and low bid information for your equity for each full quarterly period within the two most recent fiscal years. Refer to Item 201(a)(iii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Going Concern, page 34

7. Please disclose your rate of negative cash flow per month. Refer to Item 303(a) of Regulation S-K.

8.   We note from your disclosure that you will be required to obtain additional debt and equity financing in the future to sustain your operations and continue implementation of your business plan. Please provide a discussion and analysis of the types of financing that are reasonably likely to be available, or of the types of financing that the company would want to use but are, or are reasonably likely, to be unavailable, the anticipated amount of financing you intend to seek and the anticipated impact on the company's cash position, liquidity and results of operations. Refer to Item 303(a) of Regulation S-K and Section IV.B.2 of SEC Release No. 33-8350.

9.   We note that management believes the Company's cash resources will be sufficient to fund current operations for two years. However, soon thereafter, you state that your existing liquidity is not sufficient to fund your operations, anticipated capital expenditures and working capital for the foreseeable future. Please revise your disclosure to reconcile these inconsistent statements.

10.   You state that you believe your cash resources will be sufficient to fund operations for nearly two years "from the date of this quarterly report" and that absent generation of sufficient revenue from the execution of your business plan, you will need to obtain debt or equity financing in early 2018. However, immediately below this and in other parts of your prospectus, you indicate that your cash on hand is sufficient until late 2017 at which point you will need to obtain additional debt or equity financing, absent generation of revenues. Please remove reference to the quarterly report and correct this apparent discrepancy here and in footnote 2 of your interim financial statements.

11.   Please present a discussion of your statement of cash flows for the year ended December 31, 2015 compared to December 31, 2014. Refer to Item 303(a) of Regulation S-K.

Plan of Operations, page 35

12.   Please present a detailed plan of operations that includes a timeline with significant milestones and the amount of funds needed to complete each significant milestone. Please also indicate the expected source of funds, if known. The timeline you provide should be consistent with other disclosures in your filing, such as your business plan presented on page 40 and the FDA approval process discussed on page 45.

13.   We note that you are a development stage company currently performing clinical trials to obtain FDA approval. Please provide a discussion of how your company intends to generate revenues from the implementation of your business plan and the impact FDA approval will likely have your company's financial condition. Please refer to Item 303(a) of Regulation S-K.

Financing – Capital Needs, page 36

14.   Please revise your disclosure to provide the research and development activities you are referring to, including an itemized list of the cost of each individualized activity and the aggregate amount of estimated capital needed in the next two years to support these activities. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350 for guidance.

Business

Competition, page 41

15.   We note on page 34 that you are currently performing clinical trials to obtain FDA Approval. Please explain whether you are using data or results from clinical trials as a basis for your beliefs regarding the competitive advantages that PT00114 may offer over other drugs listed in this section.

16.   Please disclose any material competitive disadvantages to PT00114 as compared to other antidepressant drugs.

Government Regulation, page 44

17.   We note on page 22 that you intend to market your products abroad in the European Union and other foreign jurisdictions and to do so, you must obtain regulatory approval and comply with numerous and varying foreign regulatory requirements. To the extent material, please provide disclosure regarding the need for foreign government approvals, your status in the approval process, and the effect of existing or probable foreign government regulations on your business. Refer to Item 101(h)(4)(vii) and 101(h)(4)(xi) of Regulation S-K. Also, consider supplementing your MD&A disclosure to the extent the impact of approval and compliance with foreign regulations has affected, or is reasonably likely to affect, your liquidity, capital resources or results of operations. Refer to Item 303(a) of Regulation S-K.

FDA Approval Process, page 45

18.   We note that you are working to obtain FDA approval and that FDA approval is necessary before you market and sell your products. Please discuss the status of your application with the FDA. Moreover, please discuss the effect of existing and probable government regulations on your business. Refer to Item 101(h)(4)(viii) and 101(h)(4)(xi) of Regulation S-K for guidance.

19.   We note your indication that preparation of necessary applications and processing of application for FDA approval is expensive and typically takes many years to complete

and that ongoing compliance with FDA regulations may be expensive as well. Please discuss how these events have affected, or how they are reasonably likely to affect, your company's liquidity, capital resources or results of operation in your MD&A section. Refer to item 303(a) of Regulation S-K.

Subsidiary, page 47

20. Please disclose how much income was derived from Canadian research and development tax credits for the interim period ended June 30, 2016.

Executive Compensation

Summary Compensation Table, page 54

21. Please revise your summary compensation table to include information for your Chief Financial Officer, Alexander K. Arrow. In this regard, we note that Mr. Arrow receives a base salary of $125,000 per year for his part time work and options to purchase equity. Refer to Item 402(m)(2) and 402(n) of Regulation S-K and the instructions thereunder for guidance.

Certain Relationships and Related Party Transactions

Transactions Relating to Protagenic, page 64

22. You state that you borrowed $37,628 from Mr. Armen on December 23, 2013 and that that principle amount was outstanding "as of the date of this Current Report on Form 8-K." As it appears that this amount was converted into Series B Preferred Stock on June 17, 2016, this amount is no longer outstanding. Please revise your disclosure to make it current, including the date you borrowed the funds from Mr. Armen, which appears to be in 2015, and your reference to the Current Report on Form 8-K.

Financial Statements, page 70

23. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Note 1 – Organization and Nature of Business

The Reverse Split, page 10

24. You state that upon effectiveness of the reverse split, that the 11,018,766 outstanding shares of your Series B Preferred Stock will immediately and automatically convert into shares of common stock and your Series B Preferred Stock will cease to be designated as a separate series of preferred stock when all such shares have converted into common

stock. Based on other portions of your document, including your subsequent events footnote 11, it appears that only 10,437,318 shares of your Series B Preferred Stock were converted into common stock. Please correct or explain this discrepancy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202) 551-6521 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Alexander K. Arrow, Chief Financial Officer, Protagenic Therapeutics, Inc.
        Louis Lombardo, Esq., Partner, Meister Seelig & Fein LLP